

October 24, 2013

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<u>Via E-mail</u>
Sherri L. McKay-Highers
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, AK 99518

> **Re:** **Chugach Electric Association, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **Response dated October 18, 2013**
> **File No. 033-42125**

Dear Ms. McKay-Highers:

   We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>(2) Significant Accounting Policies, page 57</u>

<u>c. Utility Plant and Depreciation, page 58</u>

1. We read your response to comment 1 from our letter dated October 8, 2013. Please provide to us your SAB 1.M and 1.N materiality analysis with respect to the cost of removal classification error. In this regard, explain to us in further detail why a prospective reclassification in the December 31, 2013 Form 10-K is appropriate as opposed to a restatement of your historical financial statements.

(15) Commitments and Contingencies, page 86

Concentrations, page 87

2. We read your response to comment 2 from our letter dated October 8, 2013. Please explain to us in further detail the steps you have taken to reduce costs to mitigate the rate impact of the loss of the MEA and HEA wholesale power contracts which represented approximately 39% of your sales in fiscal 2012. In this regard, explain to us how rates will be designed to recover your operating costs with fewer remaining customers. Given the significant loss of customers, we would like further specific details regarding your plans to recover your incurred operating costs.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief